ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006
202.857.6000 main 202.857.6395 fax
afslaw.com Ralph De Martino Partner (202) 724-6848 direct rdemartino@afslaw.com

February 26, 2025

Office of Industrial Applications and Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F St NE

Washington, DC 20549

Attention:	Jane Park

Re:	NorthView Acquisition Corporation Preliminary Proxy Statement on Schedule 14A Filed February 18, 2025

Dear Ms. Park:

The undersigned serves as counsel to NorthView Acquisition Corporation (“NorthView” or the “Company”). We are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission as set forth during a telephone discussion with the Staff on February 26, 2025, relating to the Company’s preliminary proxy statement on Schedule 14A filed via EDGAR on February 18, 2025.

In response to the Staff’s comment, the Company is filing a revised preliminary proxy statement to Schedule 14A contemporaneous with this correspondence. For the convenience of the Staff, your comment is included below (in bold) and the Company’s response follows.

Preliminary Proxy Statement on Schedule 14A

1.	We note your disclosure on page 14 showing the date and amount of extension payments made to date, including the footnote noting certain late payments. Please tell us whether these late payments resulted in any penalties or liabilities based on your organizational documents and include risk factor disclosures describing any material risk related to these late payments. Please also clarify the party that contributed the funds noted in the chart and why these payments were late.

Response: The Company acknowledges the Staff’s comment and has included additional disclosure on page [  ] of the revised proxy statement and an additional risk factor on page [  ] of the revised proxy statement in response to the Staff’s comment.

* * * * *

Fred Knechtel NorthView Acquisition Corporation February 26, 2025 Page 2

If you have any comments or questions please feel free to address them to the undersigned. You can reach me at my office at 202-724-6848, on my mobile telephone number at 202-415-8300, and via email at ralph.demartino@afslaw.com.

Thank you in advance for your prompt attention to this matter.

Respectfully submitted,

/s/ Ralph V. De Martino
Ralph V. De Martino

RVD/mc

cc:	Fred Knechtel